UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Sub: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcements to the Indian stock exchanges:

This is further to the disclosure made by ICICI Bank Limited ('the Bank') on May 9, 2025, on the proposed transfer of the private equity, venture capital and real estate fund management business of ICICI Venture Funds Management Company Limited (IVen) to ICICI Prudential Asset Management Company Limited (IPru AMC), subject to receipt of requisite regulatory and other approvals, completion of other procedures and entering into the necessary agreements.

IVen has, vide an email received by the Bank today at 5:32 p.m., intimated that SEBI has, vide its letter dated March 2, 2026, accorded its approval for the proposed change in the Manager and Sponsor of the following AIFs of category II. The said approval is valid for a period of six months.

Sr. No	Name of AIFs	SEBI Registration No.
1.	India Advantage Fund S4 I	IN/AIF2/15-16/0170
2.	India Advantage Fund S5 I	IN/AIF2/21-22/0939
3.	India Advantage Fund S5 II	IN/AIF2/21-22/0998
4.	India Real Estate Investment Fund Series 2	IN/AIF2/22-23/1144
5.	Iven Amplifi Fund	IN/AIF2/23-24/1341

Please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: March 2, 2026	By:	/s/ Vivek Ranjan
Name :	Vivek Ranjan
Title :	Associate Leadership Team